UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
Qwoyn Studios S LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Oregon

> *Date of organization*
> February 28, 2022

Physical address of issuer
5215 N LOMBARD, ST PORTLAND OR, 97203 USA

Website of issuer

https://qwoyn.studio

1

Name of intermediary through which the Offering will be conducted
ChainRaise LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
4.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista

Type of security offered
Membership Interests

Target number of Securities to be offered
 25 units

Price (or method for determining price)
$1,000.00

Target offering amount (minimum)
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

2

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
December 5 , 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 19, 2023

FORM C

Up to $1,000,000.00

Qwoyn Studios SLLC



Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Qwoyn Studios SLLC, a Oregon Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Membership Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through chainraise.io (the "Intermediary"). The Intermediary will be entitled to receive 4% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$40.00	$960.00
Aggregate Minimum Offering Amount	$25,000.00	$1,000.00	$24,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$40,000.00	$960,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at Qwoyn Studios SLLC no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 19, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://qwoyn.studio

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Qwoyn Studios SLLC (the "Company") is a Oregon Limited Liability Company, formed on: February 28, 2022.

The Company is located at:
5215 N LOMBARD, ST PORTLAND OR, 97203 USA

The Company's website is:
https://qwoyn.studio

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Qwoyn Studios is a pioneering blockchain development studio focused on creating immersive multiplayer games that merge traditional gaming with the power of blockchain technology. Our flagship products offer transparent and rewarding in-game economies, appealing to both conventional gamers and Web3 enthusiasts.

With strategic marketing initiatives, a skilled team, and a commitment to innovation, we aim to reshape the gaming landscape by integrating cutting-edge technology into captivating gameplay experiences.

The Offering

Minimum amount of Membership Interests being offered	25 units
Total Membership Interests outstanding after Offering (if minimum amount reached)	9025 units
Maximum amount of Membership Interests	1000 units
Total Membership Interests outstanding after Offering (if maximum amount reached)	10 000 units
Purchase price per Security	$1,000.00 for 1 unit
Minimum investment amount per investor	$1,000.00
Offering deadline	December 5, 2024
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Daniel Pittman who is CEO of the Company. The Company has or intends to enter into employment agreements with Daniel Pittman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Daniel Pittman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Daniel Pittman in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Daniel Pittman die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Changes in government regulation could adversely impact our business.

The media/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our product/services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our [name specific product or service] are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing

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rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content,

14

products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute content that meets the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also may obtain a significant portion of our content from third parties, and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered

16

to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

17

Risks Related to the Securities

The Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Membership Interests. Because Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Membership Interests may also adversely affect the price that you might be able to obtain for the Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial .

Distributions for Tax Purposes
Distributions to Pay Tax Liabilities. Within 90 days after the end of each fiscal year, the LLC shall make a distribution in an amount equal to at least (a) the LLC's net taxable income during the fiscal year multiplied by the sum of the maximum federal and state individual income tax rates of any Member in effect for the fiscal year (taking into account the deductibility of state taxes for federal income tax purposes), less (c) the amount of any distributions made by the LLC during the fiscal year (other than distributions made during the fiscal year that were required to be made under the provisions of this section with respect to a prior fiscal year). For purposes of this section, an LLC's net taxable income shall be the net excess of items of recognized income and gain over the items of recognized loss and deduction reported on the LLC's federal income tax return for the taxable year with respect to which the distribution is being made. The LLC's obligation to make such a distribution is subject to the restrictions governing distributions under the Oregon Limited Liability Company Act.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Qwoyn Studios is a pioneering blockchain development studio focused on creating immersive multiplayer games that merge traditional gaming with the power of blockchain technology. Our flagship products offer transparent and rewarding in-game economies, appealing to both conventional gamers and Web3 enthusiasts. With strategic marketing initiatives, a skilled team, and a commitment to innovation, we aim to reshape the gaming landscape by integrating cutting-edge technology into captivating gameplay experiences.

Business Plan

Qwoyn Studios is a trailblazing blockchain development studio revolutionizing gaming with immersive multiplayer experiences and blockchain integration. Our flagship offerings, Qwoyn Network, Qwoyn Aquifer, Groups Module, and Cosmic Horizon: Dominions, seamlessly merge traditional gaming and advanced Web3 capabilities, creating transparent and rewarding in-game economies. We address gamer concerns about asset ownership and interoperability, appealing to both traditional players and Web3 enthusiasts.

User security and control are paramount. When engaging with our services, users can create/access wallets for diverse transactions. Wallet creation yields unique keys and passwords without establishing a website account. All user assets reside directly on the blockchain, ensuring full ownership. The Company and third parties have no access to wallet data.

We don't collect user wallet/activity data. No access to wallets, password recovery, resets, or transaction reversals occur. Users are responsible for their Product use, including key/password confidentiality and transaction security. Users release Qwoyn Studios from liability/loss in Product use. Our strategic plan leverages community engagement, influencer partnerships, NFT collaborations, and targeted ads for effective user attraction. With a capable team spanning blockchain, game development, and design, Qwoyn Studios is poised to shape its vision, aligning with the thriving global gaming industry and the growing adoption of blockchain technology.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Qwoyn Network	Delegated Proof of Work Blockchain	Blockchain
Aquifer	Liquidity Bootstrapping Interface	Blockchain
Validator Services	Blockchain infrastructure	Blockchain

Describe any anticipated products/services being developed/tested and their markets, and if they will completed or introduced using the proceeds of the offering

We are actively developing a range of innovative products under the Cosmic Horizon series, including our flagship game, Cosmic Horizon: Dominions, which offers a groundbreaking metaverse space trading hybrid experience.

These products are designed to target both traditional gamers seeking engaging gameplay and Web3 enthusiasts interested in the benefits of blockchain technology. The anticipated proceeds from this offering will support the completion and introduction of these products, enabling us to deliver immersive gaming experiences to our target audience.

Competition

The Company's primary competitors are MetaWin, Alien Worlds, Iskra, Axie Infinity, WAX, and Klaytn.

In the competitive landscape, Qwoyn Studios faces competition from a range of platforms, including MetaWin, Ethereum-based projects like Alien Worlds, Iskra, and Axie Infinity, as well as offerings on different chains such as WAX and Klaytn. These competitors offer various gaming experiences, each utilizing blockchain technology to varying extents. However, Qwoyn Studios stands out by seamlessly merging traditional gaming with advanced blockchain capabilities.

Through its innovative wallet setup, the company ensures user security while fostering transparent in-game economies. This approach appeals to both traditional gamers and Web3 enthusiasts, addressing user concerns about asset ownership and interoperability. By carving a unique niche in the blockchain gaming sphere, Qwoyn Studios aims to attract a diverse audience and position itself as a leader in the evolving landscape of gaming and technology.

Supply Chain and Customer Base

Our customer base comprises individuals and gamers across regions, targeting both traditional gaming enthusiasts and those intrigued by blockchain technology. We offer our products and services directly to consumers through online platforms and focused social media advertising, ensuring a direct and engaging approach that resonates with our audience.

Our most vital asset is our skilled team, including blockchain experts, game developers, designers, and business professionals. Our strategic goal is to attract the best talent with specialized skills to enhance competitiveness and innovation, supporting growth and differentiation in a rapidly evolving industry.

While we don't have direct dependencies on major suppliers or customers, our success is a result of our collaborative team, technology partnerships, and engaged user community driving our growth and impact.

Intellectual Property

The Company is dependent on the following intellectual property:

None

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5215 N LOMBARD, ST PORTLAND OR, 97203 USA.

We conduct global online business operations, serving customers and clients worldwide. This includes conducting business in various states across the United States of America, such as Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4%	$1,000	4.00%	$40,000
Estimated Attorney Fees	0.00%	$0	1.20%	$12,000
Estimated Accountant/Auditor Fees	0.00%	$0	1.20%	$12,000
General Marketing	0%	$0	16,1%	$161,000
Blockchain Developers	0.00%	$0	14.4%	$144,000
Operations	0.00%	$0	28.8%	$288,000
Tokenomics Audi	0.00%	$0	13.30%	$133,000
Game Developer Team	96%	$24,000	16,2%	$162,000
Infrastructure	0.00%	$0	2.40%	$24,000
Community Mgmt	0.00%	$0	2.40%	$24,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon the companies discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Daniel Pittman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Blockchain Developer
Devops
Community Management

Education
A.S Computer Science

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

None

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Members Interest

Type of security	Membership Interests
Amount outstanding	9000 units representing 100% Members Interest
Voting Rights	Pro-Rata voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100% Members Interest

The Company has the following debt outstanding: None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is US$9,000,000

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by Daniel Pittman

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniel Pittman	95.0%

Following the Offering, the Purchasers will own 0.25% of the Company if the Minimum Amount is raised and 10.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

To date, funding has been received from the community through a private token sale and NFT sales on various NFT marketplaces in the Cosmos Ecosystem.

After receiving the maximum offering, we should have enough liquidity to execute our business plan for 2023. Our main challenge is finishing development of Cosmic Horizon, and executing a marketing plan.

To continue our growth and achieve our business goals for 2023, we plan to utilize the funds raised from this offering as follows:

Development of Cosmic Horizon: A significant portion of the funds will be allocated to complete the development of Cosmic Horizon, our flagship product. Our dedicated team of 3 to 4 experienced developers and designers will work diligently to bring this innovative gaming experience to life. We anticipate that this effort will culminate in the release of both alpha and beta versions within an estimated timeframe of 4 months.

Cosmic Horizon represents a pivotal milestone for our company. It serves as the cornerstone of our broader vision, forming the foundation for our metaverse—a dynamic virtual universe that will encompass multiple interconnected games and experiences. This metaverse concept is at the forefront of the gaming industry's evolution, and we are excited to be at the forefront of its development.

With Cosmic Horizon, we are not merely launching a standalone game; we are creating a gateway to our metaverse. This game will introduce users to the immersive and interconnected world we are building. Players will be able to explore, interact, and participate in the early stages of our metaverse's growth.

By prioritizing the completion of Cosmic Horizon, we are not only launching a captivating gaming experience but also establishing a strategic entry point for users into our metaverse ecosystem. This positions us to seamlessly integrate future games and experiences, enhancing user engagement and monetization opportunities.

Marketing and Promotion: We recognize that effective marketing is pivotal to reaching as many users as possible and driving the success of Cosmic Horizon and our broader metaverse vision. In the competitive landscape of the gaming industry, acquiring and retaining users is a primary challenge. Our target audience, which comprises avid gamers and enthusiasts, spends a significant amount of time on platforms like Twitter.

Given the nature of our market and user demographics, it is crucial that we focus our marketing efforts on Twitter, where we can engage with our audience effectively. Twitter offers a dynamic platform for real-time engagement, discussion, and interaction—a perfect fit for our gaming community.

While Twitter is a powerful tool for reaching our audience, it's important to note that acquiring users in our market comes at a relatively high cost. The competition for attention and engagement is fierce, and capturing users' interest demands strategic and resource-intensive marketing efforts.

In addition to organic engagement, we understand the value of leveraging influencers to expand our reach. Influencers can play a significant role in endorsing and promoting Cosmic Horizon, effectively acting as brand ambassadors to their extensive follower networks. However, securing the support of influential figures within the gaming community requires a substantial investment.

Our marketing strategy is designed not only to create awareness but also to establish a strong and engaging presence within the gaming community on Twitter. This includes running targeted ad campaigns, organizing engaging events, and fostering genuine connections with potential users.

By allocating funds to marketing and promotion, we are committing the resources necessary to overcome the initial challenges of user acquisition in our market. We anticipate that building momentum in the early stages will require a considerable investment, but it is a strategic necessity to position Cosmic Horizon as a leading contender in the gaming industry.

Team Expansion: To support the accelerated development and marketing efforts, we plan to selectively expand our team with talented individuals who share our vision. Investing in human capital is key to executing our business plan efficiently.

Operational Expenses: We will allocate funds to cover essential operational expenses, including but not limited to office space, utilities, legal, and administrative costs.

Contingency Fund: Mitigating risk is of paramount importance in the cryptocurrency industry, given its inherent volatility. To address this concern and ensure the stability of our financial operations, we are taking proactive steps by implementing stablecoins as a means to purchase in-game assets.

Stablecoins, as cryptocurrencies pegged to a stable asset like the U.S. dollar, provide a valuable layer of security and predictability within our financial ecosystem. By accepting stablecoins for in-game purchases, we can build a treasury that not only consists of traditional cryptocurrencies, which can experience significant price fluctuations, but also includes stablecoins that closely track the value of the U.S. dollar.

This approach allows us to:

Manage Price Volatility: By incorporating stablecoins, we reduce the risk associated with cryptocurrency price volatility. This means that the funds we allocate to various aspects of our business, such as development, marketing, and operational expenses, can be reliably maintained without significant value fluctuations.

Enhance Financial Stability: The inclusion of stablecoins in our treasury provides a safeguard against sudden market downturns or extreme price swings. It ensures that we have a stable financial foundation to execute our business plan regardless of the broader crypto market's behavior.

Improved Liquidity Management: Stablecoins offer an effective means of managing liquidity. They provide the flexibility to convert assets into traditional fiat currency or other cryptocurrencies when necessary, helping us meet financial obligations and respond to unforeseen circumstances with greater agility.

By maintaining a diversified treasury that includes stablecoins, we demonstrate our commitment to prudent financial planning and risk mitigation. This strategy aligns with our long-term vision for financial stability and sustainable growth within the cryptocurrency industry.

Profitability Outlook: The Company intends to achieve profitability within the next 12 months by taking the following steps:

●   Create and launch Cosmic Horizon.
●   Create and launch a social media marketing program.

In essence, the allocation of funds to the development of Cosmic Horizon, marketing and promotion, team expansion, operational expenses, and the contingency fund with a focus on stablecoins serves as a strategic investment to achieve profitability within the next 12 months. Our commitment to executing this plan reflects our dedication to realizing our vision for the gaming industry and the broader metaverse ecosystem.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company does intend to make material changes to its business operations in the near future, as product are finalized.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.

Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 9025 units (100% membership interests outstanding).

The Offering

The Company is offering up to 1,000 units of Membership Interests for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 5, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and provide notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the

Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
4.0% of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 100% membership interests outstanding.

Distributions
After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's members determines when and how distributions are made.

Allocations
To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions
The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will be able to transfer their Membership Interests with the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company. The following restrictions apply to a holder of Membership Interests' ability to receive such payments upon withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: Pro-rata voting rights

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

● A total compensation of $120,000 shall be remunerated to Daniel Pittman in acknowledgment of his contributions encompassing creative design, engineering management, community management, infrastructure oversight, and marketing services rendered.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Qwoyn Studios LLC
_____
(Issuer)

Daniel Pittman
_____
(By)

Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


_____
(Signature)

Managing Member
_____
(Title)

Daniel Pittman
_____
(Name)

01 / 11 / 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   LLC Operating Agreement
Exhibit D   Video Transcription

EXHIBIT A

Financial Statements



QWOYN STUDIOS S, LLC
FINANCIAL STATEMENTS
As of March 31, 2022 and 2023

Qwoyn Studios S, LLC

Financial Statements

As of March 31, 2022 and 2023

Index to Reviewed Financial Statements



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INDEPENDENT ACCOUNTANT REVIEW REPORT

September 02, 2023

The Board of Directors

Qwoyn Studios S, LLC

5215 N Lombard St.

Portland OR 97203

We have reviewed the accompanying balance sheet of Qwoyn Studios S, LLC (the company) as of As of March 31, 2022 and 2023, and the related statement of income, statement of changes in owners' equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Sep. 02, 2023

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

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Qwoyn Studios S, LLC
Balance Sheet Statement (Unaudited)
As of March 31, 2022 and 2023



ASSETS	March 2022	March 2023
Cash at Bank	-	11,901
Total Current Assets	**-**	**11,901**
IT Equipment	-	8,407
Applications Under Development	-	62,792
Total Non-Current Assets	**-**	**71,199**
TOTAL ASSETS	**-**	**83,100**
LIABILITIES AND EQUITY		
Credit Card	-	6,738
Sold Tokens – On hold	-	105,771
Total Current Liabilities	**-**	**112,509**
Net Equity	**-**	**(29,409)**
TOTAL LIABILITIES AND EQUITY	**-**	**83,100**

The accompanying notes are an integral part of these financial statements

4

Qwoyn Studios S, LLC
Income Statement (Unaudited)
As of March 31, 2022 and 2023



	March 2022	March 2023
Net Sales	-	-
Operating Expenses		
Salaries	-	27,586
Legal Fees	-	1,240
Dues and Subscriptions	-	1,457
Charges and Fees	-	373
General and Administrative	-	729
Total Operating Expenses	-	**31,384**
Net Income (Loss)	-	**(31,384)**

The accompanying notes are an integral part of these financial statements

5

43

Qwoyn Studios S, LLC

Statement of Changes in Equity (Unaudited)

As of March 31, 2022 and 2023



	Net Contribution	Retained Earnings (Deficit)	Total
Balance – April 1, 2022	-	-	-
Capital Contributions as of March 31, 2022	-	-	-
Net Income (Loss) as of March 31, 2022	-	-	-
Balance - as of March 31, 2022	**-**	**-**	**-**
Capital Contributions as of March 31, 2023	5,200	-	5,200
Capital Withdrawals as of March 31, 2023	(3,225)	-	1,975
Net Income (Loss) as of March 31, 2023	-	(31,384)	(29,409)
Balance as of March 31, 2023	**1,975**	**(31,384)**	**(29,409)**

The accompanying notes are an integral part of these financial statements

6

44

Qwoyn Studios S, LLC

Statement of Cash Flow (Unaudited)

As of March 31, 2022 and 2023



OPERATING ACTIVITIES	2021	2022
Net Income (Loss)	-	(31,384)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Increase in Accounts Payables	-	6,738
Net cash (Used) by operating activities	-	**(24,647)**
Cash (Used) by Investing Activities		
IT Equipment	-	(8,407)
Applications Under Development	-	(62,792)
Net Cash (Used) by Investing Activities	-	**(71,199)**
Cash Provided by Financing Activities		
Owners Contributions	-	1,975
Unearned Revenues	-	105,771
Net Cash Provided by Financing Activities	-	**107,746**
NET CASH INCREASE (DECREASE) FOR PERIOD	-	**11,901**
Cash at the beginning of the period	-	-
CASH AT END OF PERIOD	-	**11,901**

The accompanying notes are an integral part of these financial statements

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45

Qwoyn Studios S, LLC

Notes to the Financial Statements (Unaudited)

As of March 31, 2022 and 2023



1. DESCRIPTION OF THE BUSINESS

Qwoyn Studios S, LLC (Qwoyn Studios) was established on February 28, 2022, in Oregon. Qwoyn Studios is focused on creating immersive, multiplayer games that leverage the power of blockchain technology to create new gameplay experiences.

Qwoyn Studios is committed to using blockchain technology to create more transparent and fair game economies that reward players for their skills and achievements. To achieve this goal, the company has received funding from a number of investors and formed partnerships with other blockchain companies in the gaming industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

8

Qwoyn Studios S, LLC

Notes to the Financial Statements (Unaudited)



As of March 31, 2022 and 2023

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated accounts.

2.4. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company's primary source of revenue is the sales of its products.

3. Applications Under Development

Applications under development is the video games that the company is developing and shall be used to run the operations and generate its revenues.

The cost of the video games consists of the professional fees paid for the developers and 60% of the salaries costs, which is directed towards the development of the applications. As of March 31, 2023, the percentage of completion of the application is around 30%, and planned to be completed by the end of 2023.

4. Sold Tokens – On Hold

The company sold 536,378 of its 10,000,000 tokens to its customers to be used in the company applications once it is completed.

The tokens which the company owns have no book value and existed by mining activities, the market value of the tokens will be considered once the tokens are sold/utilized, hence, the sold tokens valued $105,771, and recorded as unearned revenues until the customers are able to utilize those tokens.

5. EQUITY

As per the operating agreement of the company, the Company is owned by two shareholders, any other shareholder shall be admitted upon approval from all existing shareholders.

9

EXHIBIT B

Subscription Agreement

QWOYN STUDIOS S LLC
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Qwoyn Studios S LLC
Attn: Daniel Pittman
5215 N Lombard, St Portland
OR, CA 97203

Ladies and Gentlemen:

I commit and subscribe to purchase from QWOYN STUDIOS S LLC, a Oregon Limited Liability Company (the "Company") "Equitys" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Equitys subscribed to hereby shall be issued to me in the form of Units.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

a. I hereby subscribe to purchase the number of Equitys set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Equitys subscribed.
   Principal Amount of Equitys . . . . (1)

   (1) A minimum purchase of $1000, is required for individual investors. Amounts may be subscribed for in $1000 increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"QWOYN STUDIOS S LLC"** in an amount equal to 100% of my total subscription amount.
   Portal Transaction ID (TXID) . . . .

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

1

49

3   Representations of Investor.

In connection with the sale of the Common Stock to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM-C, dated on or about December 19, 2023, (the "Memorandum"), relating to the offering of the Common Stock.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Common Stock.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Common Stock, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Common Stock).

d. I understand that an investment in the Common Stock is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Common Stock. I can bear the economic risk of an investment in the Common Stock for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Common Stock, that there are significant restrictions on the transferability of the Common Stock and that for these and other reasons, I may not be able to liquidate an investment in the Common Stock for an indefinite period of time.

f. I have been advised that the Common Stock have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4 Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Equitys, (ii) the purchase of the Equitys is a long-term investment, (iii) the transferability of the Equitys is restricted, (iv) the Equitys may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Equitys.

b. I represent and warrant that I am purchasing the Equitys for my own account, for long term investment, and without the intention of reselling or redistributing the Equitys. The Equitys are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Equitys. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Equitys in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Equitys and for which the Equitys were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Equitys by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5   Additional Representations of Investor.

In connection with the sale of the Units to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the Units. The Subscription Agreement and the Units are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the Units and to subscribe for and purchase the Units subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the Units as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the Units by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the Units are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the Units for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the Units are derived from legitimate and legal sources, and neither such funds nor any investment in the Units (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Units.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the Units to me, and the Units would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Units.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the Units to me.

g. I acknowledge and agree that any approval or consent of a Units holder required under the Units may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

4

6   Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:
☐   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

☐   v.   I am a director or executive officer of QWOYN STUDIOS S LLC

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:
☐   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

☐   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐   iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐   iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐   vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐   vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

    ☐   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

    ☐   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

    ☐   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐   viii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐   ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Equitys and one or more of the following is true (check one or more, as applicable):

    ☐   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

    ☐   (2)   a corporation;

    ☐   (3)   a Massachusetts or similar business trust;

    ☐   (4)   a partnership; or

    ☐   (5)   a limited liability company.

5

6 Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:
- ☐ i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.
- ☐ ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.
- ☐ iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.
- ☐ iv. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]
- ☐ v. I am a director or executive officer of QWOYN STUDIOS S LLC

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:
- ☐ i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:
- ☐ ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.
- ☐ iii. The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.
- ☐ iv. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.
- ☐ v. The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).
- ☐ vi. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.
- ☐ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):
  - ☐ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;
  - ☐ (2) the employee benefit plan has total assets in excess of $5,000,000; or
  - ☐ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.
- ☐ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.
- ☐ ix. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Equitys and one or more of the following is true (check one or more, as applicable):
  - ☐ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;
  - ☐ (2) a corporation;
  - ☐ (3) a Massachusetts or similar business trust;
  - ☐ (4) a partnership; or
  - ☐ (5) a limited liability company.

5

☐   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Equitys and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Equitys.

☐   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

☐   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Equitys. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Equitys subscribed for are to be registered in the following form of ownership:

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

7

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____
Name of Entity (Typed or Printed)

_____
Telephone Number

_____
Signature of Authorized Person

_____
Entity's Tax Identification Number

,_____
Name & Title (Typed or Printed) of Signatory

_____
Contact Person (if different from Signatory)

_____
Principal Executive Office Address

_____
Mailing Address
(If different from principal executive office)

_____
City, State & Zip Code
(Must be same state as in Section 1)

_____
City, State & Zip Code

_____
Email address

_____
Email address

Entity Subscriber Type of Ownership:

The Equitys subscribed for are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority :

☐ IRA Trust Account

☐ Other (Describe) :

8

ACCEPTANCE

This Subscription Agreement is accepted by QWOYN STUDIOS S LLC on

As to: investment.securities.units the principal amount in Equitys set forth in Item 2.a.; or investment.securities.units.accepted investment.securities.amount.accepted Equitys.

QWOYN STUDIOS S LLC

By: . . . .
Name: Daniel Pittman
Its: CEO

9

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Counterpart Signature Page to Operating Agreement of Qwoyn Studios S LLC

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Operating Agreement of Qwoyn Studios S LLC, as the same may be amended from time to time, and hereby authorizes Qwoyn Studios S LLC to attach this counterpart signature page to the Operating Agreement as executed by the other parties thereto.

_____

Signature

_____

Name (Typed or Printed)

_____

Signature of Second Individual, if applicable

_____

Name (Typed or Printed)

EXHIBIT C

LLC Operating Agreement

60

OPERATING AGREEMENT OF
Qwoyn Studios S LLC
an Oregon Limited Liability Company

The undersigned Members, desiring to restate the Operating Agreement, hereby agree, effective June 2, 2022, as follows:

ARTICLE 1
FORMATION

1.1 Name. The name of the limited liability company (the "LLC") is Qwoyn Studios S LLC.

1.2 Articles of Organization. Articles of organization were filed with the Oregon Secretary of State on February 28, 2022, as Registry Number 193675692.

1.3 Duration. The LLC shall exist perpetually, unless earlier dissolved as provided in this operating agreement.

1.4 Principal Place of Business. The principal office of the LLC shall be at 5215 N Lombard, Portland, OR, 97203. The Members may relocate the principal office or establish additional offices from time to time.

1.5 Registered Office and Registered Agent. The LLC's registered office shall be at 510 SW 5th, 5th floor, Portland, Oregon 97204 and the name of its registered agent at such address shall be CLG Registered Agent LLC.

1.6 Nature of Business. The LLC may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the LLC may do business. The LLC shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business.

1.7 Defects as to Formalities. A failure to observe any formalities or requirements of this Agreement, the Articles or the Oregon Limited Liability Company Act shall not be grounds for imposing personal liability on the Members for liabilities of the LLC.

1.8 No Partnership Intended. The Members have formed the LLC under the Act, and expressly do not intend hereby to form a partnership under either the Oregon Uniform Partnership Act or the Oregon Uniform Limited Partnership Act or a corporation under the Oregon Business Corporation Act. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the LLC is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal

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Page 1 - Operating Agreement
liability by reason of such wrongful representation.

1.9 <u>Rights of Creditors and Third Parties</u>. This Agreement is entered into among the LLC and the initial Members for the exclusive benefit of the LLC, its Members, and their successors and assigns. The Agreement is expressly not intended for the benefit of any creditor of the LLC or any other person or entity. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under the Agreement or any agreement between the LLC and any Member with respect to any Contribution or otherwise.

1.10 <u>Title to Property</u>. All LLC Property shall be owned by the LLC as an entity and no Member shall have any ownership interest in such Property in the Member's individual name or right, and each Member's interest in the LLC shall be personal property for all purposes. Except as otherwise provided in this Agreement, the LLC shall hold all LLC Property in the name of the
LLC and not in the name or names of any Member or Members.

1.11 <u>Payments of Individual Obligations</u>. The LLC's credit and assets shall be used solely for the benefit of the LLC, and no asset of the LLC shall be transferred or encumbered for or in payment of any individual obligation of any Member unless otherwise provided for herein.

ARTICLE 2
MEMBERS, CONTRIBUTIONS, AND INTERESTS

2.1 <u>Names and Addresses</u>. The names and addresses of the Members of the LLC, the agreed value of their initial capital contributions, and their initial percentage ownership interests are:

<u>Name</u> <u>Contribution</u> Percentage

Daniel Pittman 95%
William Moglia 5%

2.2 <u>Other Business of Members</u>. Any Member may engage independently or with others in other business and investment ventures and shall have no obligation to account to the LLC for such business or investments or for business or investment opportunities. Notwithstanding the foregoing, no Member shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the LLC, without the written consent of all other Members. Members shall account to the LLC and hold, as trustee for it, any property, profit, or benefit derived by the Member, without the consent of the Members, in the formation, conduct and winding up of the LLC business or from a use or appropriation by the Member of LLC Property, including information developed exclusively for the LLC and opportunities expressly offered to the LLC. A Member does not violate a duty or obligation to

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the LLC merely because the conduct furthers the interest of the Member. A Member may lend money to and transact other business with the LLC. The rights and obligations of a Member who

Page 2 - Operating Agreement

lends money to or transacts business with the LLC are the same as those of a person who is not a Member, subject to other applicable law. No transaction with the LLC shall be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is approved or ratified as provided for herein.

2.3 <u>Additional Members</u>. Additional members shall not be admitted except upon the affirmative vote of a majority of the Members after providing satisfactory evidence that such proposed member is an eligible S corporation shareholder unless the Members unanimously consent to the termination of the LLC's S corporation status.

2.4 <u>Additional Contributions</u>. If the Members unanimously determine that the LLC will require additional funds or other property to meet its obligations, or if the Members together elect to commit the LLC to any business opportunity with respect to which the LLC has, in the unanimous opinion of the Members, insufficient funds, then:

(a) Each Member may elect to make additional contributions to the capital of the LLC to meet a proportionate share of such anticipated funding requirements. (b) In the event some (but not all) Members elect to make an additional capital contribution as provided in subparagraph (a) above, then the contributing Members may (but shall not be obligated to) either: (i) make an additional contribution to the capital of the LLC pro rata and to the extent necessary to meet the balance of the LLC's anticipated funding requirements, or (ii) advance as a loan to the LLC the balance of the operating requirements. All such loans shall bear interest at the rate of three percent (3%) over the then prime interest rate charged by the United States National Bank of Oregon on the unsecured loans to its most creditworthy commercial customers (or if such rate is then not so permitted under applicable law, the highest legal rate then so permitted) from the date of the advance until repaid, which interest and principal shall be repayable to the lending Member prior to the payment of the Net Profits, (other than the regular monthly draws of the Members), or any liquidating or other distributions to the Members as hereafter provided.

(c) If no Member elects to pay the additional capital contribution as provided in subparagraph (i) above, or if the contributing Members elect not to lend funds to the LLC as provided in subparagraph (ii) above, then the Members shall make such changes in the business operations of the LLC or forego any pending or prospective business opportunities so as to reduce the cost or anticipated cost of LLC business operations to such levels as will permit a continuation of the LLC business with minimal interruptions at reduced funding levels.

2.5 <u>No Interest on Capital Contributions</u>. No interest shall be paid on capital contributions.

2.6 <u>Accumulated Adjustment Accounts</u>. An individual Accumulated Adjustment

Account (AAA) shall be maintained for each Member. AAA shall be maintained in accordance with federal income tax accounting principles as set forth in Treas. Reg. §1.1368 or any successor provision.

Page 3 - Operating Agreement

2.7 <u>S Corporation Status</u>. The LLC has filed an election, effective March 1, 2022, to be treated as an S Corporation as defined in Section 1361 of the Internal Revenue Code. As long as the Company is an S corporation, no Member shall do any of the following without the unanimous written consent of all Members: (i) transfer any interest in the LLC, unless legal counsel for the LLC shall have determined that the transfer will not cause the LLC to fail to continue to qualify as an S corporation, or (ii) take or fail to take any other action that will cause, or is likely to cause, the LLC to fail to continue to qualify as an S corporation, including without limitation terminating or revoking Company's S corporation election, without the express written consent of all Members.

ARTICLE 3
MEMBER MEETINGS

3.1 <u>Meetings</u>. A meeting of Members shall be held if members holding at least 10 percent of the ownership interests sign, date, and deliver to the LLC's principal office a written demand for the meeting, describing the purpose or purposes for which it is to be held. Meetings of Members shall be held at the principal office of the LLC or any other place specified in the notice of meeting.

3.2 N<u>otice of Meeting</u>. Notice of the date, time, and place of each Members' meeting shall be given to each Member not earlier than 60 days nor less than 10 days before the meeting date. The notice must include a description of the purpose or purposes for which the meeting is called.

3.3 <u>Record Date</u>. The persons entitled to notice of and to vote at a Members' meeting, and their respective ownership interests, shall be determined as of the record date for the meeting. The record date shall be a date, not earlier than 70 days nor less than 10 days before the meeting, selected by the Members. If the Members do not specify a record date, the record date shall be the date on which notice of the meeting was first mailed or otherwise delivered.

3.4 <u>Quorum</u>. The presence, in person or by proxy, of Members holding in excess of 50 percent of the ownership interests shall constitute a quorum.

3.5 <u>Proxies</u>. A Member may be represented at a meeting in person or by written proxy.

3.6 <u>Voting</u>. On each matter requiring action by the Members, each Member shall be entitled to one vote per member. Except as otherwise stated in the articles of organization, this operating agreement, or applicable law, a matter submitted to a vote of the Members shall be deemed approved if the Members voting in favor exceed those who voted against the matter.

ARTICLE 4
MANAGEMENT

Page 4 - Operating Agreement

4.1 <u>Management</u>. As provided in the articles of organization, the LLC shall be managed by Managers. The number of Managers shall be the number elected by the members and acting as such from time to time, but shall not be less than 1 nor more than 3. Managers may be individuals or entities, and need not be members of the LLC or residents of Oregon. Daniel Pittman and William Moglia are hereby appointed the initial Managers of the LLC.

4.2 <u>Election of Managers</u>. Managers shall be elected at meetings of Members called for the purpose of electing Managers; the meeting notice must state that the purpose, or one of the purposes, of the meeting is election of Managers. A Manager shall hold office for the entire duration of the LLC, or until the Manager's earlier, death, resignation, or removal. 4.3 <u>Authority</u>.

4.3.1 <u>Agency</u>. Subject to restrictions that may be imposed from time to time by the Managers or Members, each Manager shall be an agent of the LLC with authority to bind the LLC in the ordinary course of its business. Any Person dealing with the LLC may rely (without duty of further inquiry) upon a certificate signed by any Manager as to:

(a) The identity of any Manager or any Member;

(b) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by a Manager or which are in any other manner germane to the affairs of the LLC;

(c) The persons who are authorized to execute and deliver any instrument or document of the LLC; or

(d) Any act or failure to act by the LLC or any other matter whatsoever involving the LLC or any Member.

4.3.2 <u>Authority of the Managers</u>. Subject to the limitations and restrictions set forth in the Act, the Articles and this Agreement (including, without limitation, those set forth in this Article 4), the Managers shall have the sole and exclusive right to manage the business of the LLC and shall have all of the rights and powers which may be possessed by Managers under the Act and the Articles including, without limitation, the right and power, on behalf and in the name of the LLC, to:

(a) Institute, prosecute, and complain and defend in all courts in the LLC's name;

(b) Purchase, take, receive, lease or otherwise acquire, own, hold, improve, use and otherwise deal in or with real or personal property or any interest in real or personal property, wherever situated;

(c) Sell, convey, mortgage, pledge, create a security interest in, lease, exchange, transfer and otherwise dispose of all or any part of the LLC Property; (d) Make contracts, incur liabilities, borrow money, issue LLC notes not convertible into other securities of the LLC, or secure any of the LLC's obligations by mortgage or pledge of any of the LLC Property, franchises or income;

(e) Lend money, invest or reinvest LLC funds or receive and hold real or personal property as security for repayment of funds so loaned, invested or reinvested, excluding loans to managers, members, employees or agents;

Page 5 - Operating Agreement

(f) Conduct the LLC's business, locate its offices and exercise the powers granted by the Act and the Articles within Washington;

(g) Elect or appoint employees or agents of the LLC, define their duties, fix their compensation and lend them money and credit; and

(h) Indemnify a Member or Manager or any other person as and to the extent not inconsistent with the provisions of the Act or the Articles.

4.3.3 Restrictions on Authority of Managers.

Each Manager shall not have the authority to, and covenants and agrees that it shall not, do any of the following acts without the unanimous consent of the Members: (a) Knowingly do any act in contravention of this Agreement or without the consent of the members as required by this Agreement;

(b) Knowingly do any act which would make it impossible to carry on the ordinary business of the LLC, except as otherwise provided in this Agreement;

(c) Confess a judgment against the LLC in an amount in excess of $5,000; (d) Possess LLC Property, or assign rights in specific LLC Property, for other than a LLC purpose;

(e) Knowingly perform any act that would subject any Member to personal liability in any jurisdiction; or

(f) Cause the LLC to voluntarily take any action that would cause a Bankruptcy of the LLC.

4.3.4 Duties and Obligations of Managers. In addition to such other duties and obligations as Managers may have, Managers shall be responsible for the following: (a) The Managers shall cause the LLC to conduct its business and operating separate and apart from that of any manager or any Affiliate of a manager, including, without limitation,

(i) segregating LLC Property and not allowing LLC Property to be commingled with the funds or other assets of, held by, or registered in the name of, any manager or any Affiliate of a manager,

(ii) maintaining books and financial records of the LLC separate from the books and financial records of any manager and any Affiliate of a manager, and observing all LLC procedures and formalities, including, without limitation, maintaining minutes of LLC meetings and acting on behalf of the LLC only pursuant to due authorization of the Members,

(iii) causing the LLC to conduct its dealings with third parties in its own name and as a separate and independent entity.

(iv) causing the LLC to conduct its dealings with third parties in its own name

66

and as a separate and independent entity.

(b) The Managers shall take all actions which may be necessary or appropriate (i) for the continuation of the LLC's valid existence as limited liability company under the laws of Washington and of each other jurisdiction in which such existence is necessary to protect the limited liability of the members or to enable the LLC to conduct the business in which it is engaged and

Page 6 - Operating Agreement

(ii) for the accomplishment of the LLC's purposes, including the acquisition, development, maintenance, preservation, and operation of LLC Property in accordance with the provisions of this Agreement and applicable laws and regulations.

(c) Manager's Duties; Standard of Care. The Manager's duty of care in the discharge of the Manager's duties to the Company and the other Members is limited to refraining from acts or omissions of gross negligence or reckless conduct, intentional misconduct, or a knowing violation of the law. In discharging its duties, the Manager shall be fully protected in relying in good faith upon the records required to be maintained hereunder, or pursuant to the Act, and upon such information, opinions, reports or statements by any of the Members, agents or by any other person as to matters the Manager reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

(d) The Managers shall operate the LLC's Property in a commercially reasonable manner.

4.4 Other Activities. Managers may have other business interests and may engage in other activities in addition to those relating to the LLC, without any accountability to the LLC or any Member, unless such business or activity competes with the business of the LLC. The Manager may deal with the LLC, by providing or receiving property and services to or from it, and may receive from others or the LLC normal profits, compensation, commissions, or other income incident to such dealings. This section does not change each Manager's duty to act in a manner that the Manager reasonably believes to be in the best interests of the LLC. 4.5 Meetings; Notices; Quorum; Voting.

4.5.1 Meetings. Meetings of the Managers, for any purpose or purposes, unless otherwise prescribed by statute, may be called by a Manager.

4.5.2 Place of Meetings. Meetings of Managers shall be held at the principal office of the LLC or any other place specified in the notice of meeting.

4.5.3 Notice of Meetings. Except as provided in sections 5.1 and 5.2 below, each Manager must receive oral or written notice of the date, time, and place of any meeting and the purpose or purposes for which the meeting is called shall be given at least three days in advance.

4.5.4 Quorum. A majority of the Managers, represented in person or by proxy, shall constitute a quorum at any meeting of managers.

4.5.6 <u>Proxies</u>. A Manager may be represented at a meeting in person or by written proxy.
4.6 <u>Resignation</u>. A manager may resign at any time by delivering written notice to the other Managers or to the Members. The resignation is effective when the notice is effective under the Washington Limited Liability Company Act, unless the notice specifies a later effective date. Once delivered, a notice of resignation is irrevocable unless revocation is permitted by the Managers. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of the Member. Page 7 - Operating Agreement

4.7 <u>Removal of Manager by Members</u>. The Members may remove one or more Managers only for cause. A Manager may be removed only by the Members, at a meeting called for the purpose of removing the Manager, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the Manager.

4.8 <u>Vacancy</u>. If a vacancy occurs in the number of Managers:

(a) The Members may fill the vacancy; or

(b) The remaining Managers may fill the vacancy (whether or not the remaining
      Managers constitute a quorum).

A vacancy that will occur at a specific later date may be filled before the vacancy occurs but the new Manager may not take office until the vacancy occurs.

4.9 <u>Other Agents</u>. The Members may, by vote, authorize any agent to enter into any lawful contract or to otherwise act on behalf of the LLC. Such authority may be general or be confined to specific instances.

ARTICLE 5
ACTIONS WITHOUT NOTICE, WITHOUT MEETING, OR BY TELEPHONE

5.1 <u>Meeting of all Members</u>. Notwithstanding any other provision of this operating agreement, if all of the Members shall hold a meeting at any time and place, such meeting shall be valid without call or notice, and any lawful action taken at such meeting shall be the action of the members.

5.2 <u>Action Without Meeting</u>. Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting if a consent in writing, describing the action taken, is signed by Members holding more than 50 percent of the ownership interests, and is included in the minutes or filed with the LLC's records of meetings.

5.3 <u>Meetings by Telephone</u>. Meetings of the Members may be held by conference telephone or by any other means of communication by which all participants can hear each other simultaneously during the meeting, and such participation shall constitute presence in person at the meeting.

ARTICLE 6
ACCOUNTING AND RECORDS

6.1 <u>Books of Account</u>. The LLC's books and records, a register showing the names, addresses, and ownership interests of the Members, and this operating agreement shall be maintained. Each Member shall have access thereto at all reasonable times. The Members shall keep books and records of the operation of the LLC which are appropriate and adequate for the LLC's business and for the carrying out of this agreement. The bookkeeping for the LLC may be performed by an employee of a Member for a fee to be agreed upon by the Members.

6.2 <u>Fiscal Year</u>. The fiscal year of the LLC shall be the calendar year.

6.3 <u>Accounting Reports</u>. Within 90 days after the close of each fiscal year, each Member shall receive an unaudited report of the activities of the LLC for the preceding fiscal year, including a copy of a balance sheet of the LLC as of the end of such year and a statement of income or loss for such year.

6.4 <u>Tax Returns</u>. The Members shall cause all required federal and state income tax returns for the LLC to be prepared and timely filed with the appropriate authorities. Within 90 days after the end of each fiscal year, each Member shall be furnished a statement suitable for use in the preparation of the Member's income tax return, showing the amounts of any distributions, contributions, gains, losses, profits, or credits allocated to the Member during such fiscal year.

ARTICLE 7
ALLOCATIONS AND DISTRIBUTIONS

7.1 <u>Allocations of Income and Loss for Tax Purposes</u>. All items of income, gain, loss, deduction, and credit shall be allocated among all Members in proportion to their ownership interests in strict accordance with the Internal Revenue Section 1366.

7.2 <u>Distributions to Pay Tax Liabilities</u>. Within 90 days after the end of each fiscal year, the LLC shall make a distribution in an amount equal to at least (a) the LLC's net taxable income during the fiscal year multiplied by the sum of the maximum federal and state individual income tax rates of any Member in effect for the fiscal year (taking into account the deductibility of state taxes for federal income tax purposes), less (c) the amount of any distributions made by the LLC during the fiscal year (other than distributions made during the fiscal year that were required to
be made under the provisions of this section with respect to a prior fiscal year). For purposes of this section, an LLC's net taxable income shall be the net excess of items of recognized income and gain over the items of recognized loss and deduction reported on the LLC's federal income tax return for the taxable year with respect to which the distribution is being made. The LLC's obligation to make such a distribution is subject to the restrictions governing distributions under the Oregon Limited Liability Company Act.

7.3. <u>Salaries and Drawings</u>. In the event of any distribution to the Members of Net Profits, or of any property of the LLC or of any interest therein, in kind, or of proceeds upon sale of any such properties, or interests therein, whether in winding up LLC affairs or in the course of LLC

69

operations, any such distribution shall be made contemporaneously to all Members and to each Member in proportion to such Member's interest in the total distribution. in strict accordance with the Internal Revenue Section 1368. In the event of any distribution to the Members of Net Profits, or of any property of the LLC or of any interest therein, in kind, or of proceeds upon sale of any such properties, or interests therein, whether in winding up LLC affairs or in the course of LLC operations, any such distribution shall be made contemporaneously to all Members and to each Member in proportion to such Member's interest in the total distribution.

Page 9 - Operating Agreement

ARTICLE 8
TRANSFER, WITHDRAWAL, AND DISSOLUTION

8.1 Transferability of LLC Interest.

(a) Generally. Except as provided in this Agreement to the contrary, no Member shall have the right to assign, transfer, mortgage, or encumber his interest in the LLC without the consent of the other Members unless otherwise unalterably provided by statute. Any such transfer or attempted transfer, whether made voluntarily, by will or interest succession, by operation of law, or by any such means, shall be null and void and without force or effect. Notwithstanding anything to the contrary in this Agreement, no Member shall transfer any LLC interests, and no such transfer shall be valid, if such transfer would cause the LLC to lose its status as an S corporation for federal income tax purposes

(b) Right of First Refusal. In the event any Member desires to sell all or any portion of its interest in the LLC, and shall not have received the prior written consent of the other Members, he may sell the same only after offering it to the other Members in the following manner:

(i) A Member desiring to sell all or part of his interest in the LLC (the "Selling Member") shall serve written notice upon the other Members indicating that he has received a bona fide offer for the sale of all or a portion of the Selling Member's LLC interest to be sold, the name and address of the person desiring to purchase it, and the sales price and terms of payment of such sale. The notice shall operate as an offer to the other Members to purchase that portion of the Selling Member's LLC interest upon such terms and conditions as are set forth in the offer of sale.

(ii) For a period of forty-five (45) days following receipt of such notice, the other Members shall have the right and option to purchase the offered interest in the LLC. If any Member elects to exercise its option (the "Purchasing Member") with respect to the interest of the Selling Member in the LLC, the Purchasing Member shall serve notice on the Selling Member prior to the expiration of the forty-five (45) day period. If both other Members elect to exercise their option, then the Members shall be entitled to purchase the offered interest on a pro rata basis.

(iii) In the event that the non-selling Members do not exercise the option to purchase as provided herein, the Selling Member shall be free to dispose of the offered LLC interest to the person named in the aforesaid bona fide offer, but only at the price

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and upon the terms and conditions set forth in the offer; provided, however, that any such disposition must be made within ninety (90) days following the termination of the non-selling Member's options, and, in such event, the transferee shall become a party to and be bound by this Agreement to the extent of the LLC interest so acquired, and shall take the LLC interest subject to the restrictions on transferability herein set forth.

(c) To secure payment of the purchase price, a Purchasing Member shall pledge the LLC interest being purchased (the "Pledged Interest"), and shall also pledge, to secure further the payment of the purchase price, any and all distributions of cash or property payable or made on the Pledged Interest; the Selling Member shall apply all distributions so paid with respect to the Pledged Interest to the unpaid balance of the purchase price to the extent thereof. So long as the Purchasing Member is not in default of its purchase obligations with respect to the Pledged Interest, it shall enjoy all other rights as a Member with respect to the Pledged Interest.

(d) An event of default in the payment of the purchase price shall be any of the following:

(i) Any failure on the part of a Purchasing Member in the payment of any installment of its purchase obligation for the Pledged Interest; (ii) Failure of a Purchasing Member to perform or observe any other covenant set forth in this Agreement on its part to be performed or observed, within thirty (30) days after notice from the Selling Member specifying the nature of such failure; or if such failure cannot be reasonably cured within thirty (30) days, failure by the Purchasing Member to commence and pursue curative action with reasonable diligence with respect thereto; (iii) Levy or attempted levy of any attachment, execution or other legal process against the Pledged Interest; or

(iv) The commencement by a Purchasing Member of voluntary proceedings under the Federal Bankruptcy Code or under other federal or state laws relating to insolvency or debtor's relief or similar laws; the entry of a decree or order for relief against the Purchasing Member in an involuntary proceeding under the Federal Bankruptcy Code or under the applicable federal or state law relating to insolvency or debtor's relief or similar laws; the appointment or the consent to by the Purchasing Member to the appoint of a receiver of any of the Purchasing Member's property; and the assignment for the benefit of creditors by the Purchasing Member or the Purchasing Member's failure generally to pay its debts as such debts become due.

(e) In the event of a default as defined in subsection (d) above, at the election of the Selling Member, the Selling Member shall be authorized and empowered to have all rights with respect to the Pledged Interest as the pledgor would otherwise have in connection with the management of the LLC, and to do any other thing and to take any other action necessary to effect the transfer of title of the Pledged Interest; and the Selling Member may, at its election, proceed as follows:

(i) Propose, by complying with the provisions of ORS 79.5050 dealing with the acceptance of collateral as discharge of obligations, that the Selling Member accept the Pledged Interest in full payment and satisfaction of the indebtedness then owing and hold the same for the Selling Member's account free and clear of any claim of the Purchasing Member. In the event that the Purchasing Member fails to object to any such proposal within twenty-one (21) days, the proposal shall conclusively be deemed accepted by the Purchasing Member, and the Purchasing Member shall be thereafter released and discharged of all further

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liabilities and obligations with respect to its purchase of the Pledged Interest. Alternatively, the Selling Member may:

(ii) Sell the Pledged Interest by complying with the provisions of ORS 79.5040 dealing with a secured party's right to dispose of collateral upon default, in one or more public or private sales, after giving notice to the Purchasing Member of such sale at least seven (7) days before the date of such sale. The proceeds of sale shall be applied: first, to the expense of retaking, holding, preparing for sale and selling, and to the reasonable attorney's fees and legal cost incurred by the Selling Member; second, to payment of all accrued interest on the balance of the indebtedness; third, to the payment of all principal then owing on the note; and finally, the balance thereafter remaining, if any, shall be remitted to the Purchasing Member or to the person or persons entitled thereto upon proper demand. The Purchasing Member shall remain liable to the Selling Member for any deficiency.

(f) When the purchase price for the Pledged Interest shall have been fully paid and satisfied, the Selling Member shall forthwith deliver all documents and assignments necessary to convey to the Purchasing Shareholder the Pledged Interest free and clear of any and all liens and encumbrances.

8.2 Withdrawal. Each Member agrees not to withdraw from the LLC without the consent of the other Members. A voluntary withdrawal in violation of this section shall be effective after 6 months' written notice delivered to the other Members, but shall constitute a breach of this operating agreement for which the LLC and other Members shall have the remedies provided under applicable law.

8.3 Events of Dissolution.

(a) The LLC shall be dissolved upon the earliest occurrence of any of the following:

(i) With respect to any Member, the adjudication of bankruptcy, the initiation of a proceeding in bankruptcy or receivership (including a Chapter 11 proceeding) not dismissed within ninety (90) days after filing;

(ii) The sale of all or substantially all of the assets of the LLC;

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(iii) The unanimous agreement of the Members.

(b) Upon the dissolution of the LLC, the surviving Members shall jointly (or they may agree to select from between themselves a Member ("Liquidating Member") who shall) take full responsibility for the LLC's assets and liabilities, shall liquidate the assets and promptly as is consistent with obtaining the fair value thereof, and shall apply and distribute the proceeds therefrom as follows:

(i) First, to the payment of the expenses of liquidation and the debts and liabilities of the LLC (excluding any loans or advances that may have been made by a Member to the LLC);

(ii) Second, to the setting up of any reserves which the Liquidating Member may deem necessary or appropriate for the anticipated or contingent obligations of the LLC or any Member arising out of or in connection with the operation of the business of the LLC. Such reserves may be paid over by the Liquidating Member to an escrow agent or trustee selected by the Liquidating Member to be disbursed by such escrow agent or trustee in payment of any of the aforementioned obligations or contingencies and, if any balance remains at the expiration of such period as the Liquidating Member shall deem advisable, to be distributed by such escrow agent or trustee in the manner hereinafter provided;

(iii) Third, to the repayment of any loans or advances which may have been made by any of the Members to the LLC, but if the amount available for such repayment shall be insufficient, then, pro rata on account thereof;

(iv) Finally, to the Members in strict accordance with the Internal Revenue Section 13668.

(c) If, at the time of dissolution, certain transactions to which the LLC is a party are pending, then the Liquidating Member shall defer liquidation until such time as such transactions are closed, unless all Members agree to distribute all or a portion of the LLC assets to the Members in kind. In the event the Members elect to distribute such assets in kind, the assets shall first be assigned a value (by appraisal of a professionally qualified appraiser) and the unrealized appreciation or depreciation in value of the assets shall be taken into account, as if such assets had been sold for market value, and such assets shall be distributed to the Members as provided herein. In applying the preceding sentence, any LLC property shall not be assigned a value less than the unamortized principal balance of any loan secured thereby.

8.4. <u>Assumption of Liabilities</u>. It is understood that the LLC may incur debts and obligations to third parties which are guaranteed or cosigned by Members. When any Member purchases the interest of another Member, the purchasing Member shall exercise its best efforts to obtain the release of the selling Member from all debts and obligations of the LLC at the time of the purchase. Failing such a release, the purchasing Member shall assume such indebtedness and shall indemnify and hold harmless the selling Member and his estate from any loss or liability arising out of the indebtedness so assumed by the purchasing Member hereunder.

8.5 <u>Liquidation Upon Dissolution and Winding Up</u>. Upon the dissolution of the LLC, the Members shall wind up the affairs of the LLC including selling the LLC Property. A full account of the assets and liabilities of the LLC shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by the Oregon Limited Liability Company Act. With approval by vote of the Members, the LLC may in the process of winding up the LLC elect to distribute certain property in kind.

8.6 Distributions and Allocations in Respect of Transferred Units; "Closing of the Books" Election. If any Member's LLC interests are transferred in compliance with the provisions of this Article 8, profits, losses, and each item thereof, and all other items attributable to the transferred Interests shall be divided and allocated between the transferor and the transferee in accordance with Internal Revenue

Page 13 - Operating Agreement

Code Section 1377(a)(1). All distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. If the LLC does not receive a notice stating the date such interests were transferred and such other information as the Members may reasonably require within thirty (30) days after the end of the fiscal tear during which the transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Member who, according to the books and records of the LLC, was the owner of the interests on the last day of such fiscal year. Neither the LLC nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 8.6, whether or not the Members or the LLC has knowledge of any transfer of ownership of any Interest. If any transfer results in the termination of such Person's entire interest in the Company, the LLC may elect to file a "closing of the books" election under Internal Revenue Code Section 1377(a)(2) (a "**1377(a)(2) Election"**) and the Treasury Regulations thereunder. In the event the LLC makes a 1377(a)(2) Election, all Members hereby agree to consent to the LLC making such an election and to promptly and timely execute all such consents, writings and other instruments to effectuate the 1377(a)(2) Election.

ARTICLE 9
INDEMNIFICATION

9.1 Indemnification. Except as otherwise provided herein, the LLC shall indemnify each Member to the fullest extent permissible under Oregon law, as the same exists or may hereafter be amended, against all liability, loss and costs (including, without limitation, attorney fees) incurred or suffered by such person by reason of or arising from the fact that such person is or was a manager of the LLC, or is or was serving at the request of the LLC as a manager, director, officer, partner, trustee, employee, or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, trust, benefit plan, or other enterprise. The LLC may, by action of the Members, provide indemnification to employees and agents. The indemnification provided in this section shall not be exclusive of any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of Members, contract, or otherwise.

9.2 Limitation of Liability. Except as otherwise provided herein, Members of the LLC shall not be liable to the LLC or to other Members for monetary damages for conduct as managers except to the extent that the Oregon Limited Liability Company Act, as it now exists or may hereafter be amended, prohibits elimination or limitation of manager liability. No repeal or amendment of this section or of the Oregon Limited Liability Company Act shall adversely affect any right or protection of a Member for actions or omissions prior to the repeal or amendment.

ARTICLE 10
AMENDMENTS

10.1 <u>By Members</u>. The Members may amend or repeal the provisions of this operating agreement or the Articles by unanimous agreement set forth in writing or by action taken at a meeting of Members called for that purpose. This operating agreement and the Articles may not be amended or repealed by oral agreement of the Members.

ARTICLE 11
MISCELLANEOUS

11.1 <u>Additional Documents</u>. Each Member shall execute such additional documents and take such actions as are reasonably requested by the Members in order to complete or confirm the transactions contemplated by this operating agreement.

11.2 <u>Arbitration</u>. Any dispute among the Members or among the Members and the LLC concerning this operating agreement shall be settled by arbitration before a single arbitrator, using the rules of commercial arbitration of the American Arbitration Association. Arbitration shall occur in Portland, Oregon. The parties shall be entitled to conduct discovery in accordance with the Federal Rules of Civil Procedure, subject to limitation by the arbitrator to secure just and efficient resolution of the dispute. If the amount in controversy exceeds $10,000, the arbitrator's decision shall include a statement specifying in reasonable detail the basis for and computation of the amount of the award, if any. A party substantially prevailing in the arbitration shall also be entitled to recover such amount for its costs and attorney fees incurred in connection with the arbitration as shall be determined by the arbitrator. Judgment upon the arbitration award may be entered in any court having jurisdiction. Nothing herein, however, shall prevent a Member from resort to a court of competent jurisdiction in those instances where injunctive relief may be appropriate.

11.3 <u>Counterparts</u>. This operating agreement may be executed in two or more counterparts, which together shall constitute one agreement.

11.4 <u>Governing Law</u>. This operating agreement shall be governed by Oregon law.

11.5 <u>Headings</u>. Headings in this operating agreement are for convenience only and shall not affect its meaning.

11.6 <u>Severability</u>. The invalidity or unenforceability of any provision of this operating agreement shall not affect the validity or enforceability of the remaining provisions.

11.7 <u>Third-Party Beneficiaries</u>. The provisions of this operating agreement are intended solely for the benefit of the Members and shall create no rights or obligations enforceable by any third party, including creditors of the LLC, except as otherwise provided by applicable law.

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11.8 Preparation of Agreement. This Agreement was prepared by Michael Redden, as attorney for the LLC. All members have been advised to seek independent and separate counsel.

ADOPTED as of July 2, 2023 by the undersigned, constituting all of the Members.

Page 15 - Operating Agreement

DocuSigned by:
William Moglia
03BEE6406F1C4E6... William Moglia, Member

DocuSigned by:
Daniel Pittman
DE950538837246F... Daniel Pittman, Member

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EXHIBIT D

Video Transcription

[Opening visuals: Qwoyn Studios' logo accompanied by a simple, clean background.]

Narrator: "Major gaming studios like Ubisoft, Konami, and Bandai Namco are building and investing in Blockchain gaming, with the market's estimated value being **$4.9 billion**."

[Display graphics: Bar chart illustrating the market size, followed by visuals of dynamic gaming interfaces.]

Narrator: "At the heart of this surge is Qwoyn Studios. Our mission? Bridging traditional gaming and the Web3 ecosystem, revolutionizing the landscape with cutting-edge technology."

[Visuals: Brief montage of Qwoyn Studios' gaming worlds, blending classic gaming visuals with modern blockchain elements.]

Narrator: "In October alone, we garnered over 100,000 impressions on a single platform."

[Graphics: A counter rapidly increasing to 100,000, highlighting the growth.]

Narrator: "Our community speaks for our potential. The projected player base for our first game, Cosmic Horizon, is set to hit over 10,000 on launch."

[Visuals: Clips of Discord chats, community events, and lively interactions between members.]

Narrator: "We anticipate an annual revenue range between $600,000 and $3.6 million."

[Graphics: A rising graph showcasing the revenue potential.]

Narrator: "The gaming world is no longer just about gameplay. Gamers invest, with $100 billion being spent on virtual game assets each year."

[Visuals: Quick shots of in-game purchases, digital assets, and vibrant virtual marketplaces.]

[Transition visuals: A puzzle coming together, symbolizing problems being solved.]

Narrator: "In the rapidly evolving world of Web3 gaming, challenges are numerous. At Qwoyn Studios, we anticipate these problems and solve them."

[Graphics: Illustrative icons highlighting traditional gaming issues, transitioning to Web3 solutions provided by Qwoyn Studios.]

Narrator: "We address the gap between conventional gaming and Web3 capabilities, the longing for true in-game economies, and the desire for immersive experiences by making Play-to-Own games."

[Visuals: Clips from various Qwoyn games, displaying blockchain integration, players trading assets, and engaging gameplay.]

Narrator: "But how did we begin? It all started with Dan."

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[Visuals: Timeline visual, rewinding back to the start.]

Narrator: "From a curious enthusiast to the visionary founder of Qwoyn Studios, Daniel's journey epitomizes passion meets innovation."

[Graphics: Timeline of Qwoyn Studios with marked milestones.]

Narrator: "Our journey is punctuated with milestones. From our first game's launch to embracing blockchain, each step has been a leap forward."

[Visuals: Snippets of significant events in the company's history listed on a background.]

Narrator: "None of this would have been possible without our valued partners."

[Graphics: Logos of partner companies, transitioning seamlessly as they get mentioned.]

Narrator: "Collaborating with industry giants like Stargaze, Omniflix, and Regen Network, we've crafted experiences that are not only entertaining but transformative."

[Visuals: Behind-the-scenes footage of partnership discussions, game integrations, and collaborative teams at work.]

Narrator: "Behind every successful project is a team that dreams and executes. Our team is our strength."

[Visuals: Showcase some of the team's past experience, company's they have worked with etc.]

Narrator: "A mix of gaming aficionados, blockchain experts, and visionary leaders, we all want to redefine the gaming experience for billions."

[Closing visuals: A panoramic view of the Qwoyn Studios office, transitioning into a digital universe crafted by them.]

Narrator: "Here's a glimpse of what we've achieved in just a short span of time."

[Visuals: Calendar pages flipping to February 2022.]

Narrator: "February 2022. saw the deployment of the Darkmatter Testnet. Our first step towards refining our unique blockchain infrastructure."

[Visuals: Graphical representation of the blockchain testnet.]

Narrator: "By April, the market had spoken. Our NFT launch on Stargaze sold out in 48 hours."

[Graphics: A vibrant NFT visual and a stopwatch showcasing the rapid sell-out.]

Narrator: "That same month, we brought forth the Game Manager Module, allowing for a seamless gaming experience integrated with our blockchain."

[Visuals: Digital interface showcasing the game management system.]

Narrator: "December 2022 - our Discord community soared past 10,000 members."

[Graphics: Discord logo with the number '10,000' prominently displayed.]

Narrator: "January 2023 - development began on our flagship game, 'Cosmic Horizon'."

[Visuals: Montage of game design blueprints and conceptual sketches.]

Narrator: "With the formation of the Cosmos Gaming Alliance and the Higgs-Boson Testnet launch in February, collaboration and technical progression were at an all-time high."

[Graphics: Logos of Cosmos Gaming Alliance and Higgs-Boson Testnet, displayed side by side.]

Narrator: "By April, players were immersed in our Single Sector Game Environment, a testament to our promise of delivering captivating experiences."

[Visuals: Gameplay snippets showcasing various in-game environments.]

Narrator: "And in May, our Aquifer Liquidity Bootstrapping Module came to life, ensuring seamless transactions for our growing user base."

[Graphics: A dynamic flow of digital currency.]

[Transition visuals: Expansive aerial views of city skylines, symbolizing growth, opportunity, and potential.]

Narrator: "In today's innovative landscape, few ventures stand at the cusp of a revolution. Qwoyn Studios is one such opportunity."

[Visuals: Graphs showing the rise of Web3 gaming, metaverse engagements, and blockchain integrations in the gaming world.]

Narrator: "We are seeking an investment of $1 million. This is not a call for capital; it's an invitation to be part of a legacy. But where will this investment go?"

[Graphics: Pie chart breaking down the intended use of funds.]

Narrator: "Firstly, we will bolster our ranks with industry experts."

[Visuals: Clips of game developers at work, designers brainstorming, and business meetings in progress.]

Narrator: "Next, we will allocate resources toward our game development and blockchain infrastructure."

[Visuals: Game development process, with coders working on blockchain integrations and designers crafting game worlds.]

Narrator: "Finally, we will make sure our marketing initiatives showcase our project in a light that will leave an undeniable mark."

[Graphics: Flowchart showcasing the marketing strategies, user engagement, and community outreach plans.]

Narrator: "With a valuation cap set at $9 million, we're offering a golden opportunity: 10% equity via a Simple Agreement for Future Equity. This isn't an investment, it's a partnership."

[Visuals: Animated SAFE agreement with highlighted terms, transitioning into a handshake symbolizing partnership.]

Narrator: "Qwoyn Studios - a blend of passion, innovation, and execution. We're not just shaping the future of gaming; we're inviting you to be a part of it."

[End with Qwoyn Studios' contact details, logo, and a reaffirmed invitation for potential investors to collaborate.]

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Title	FINAL FORM C QWOYN Studios 11 JAN
File name	FINAL Form C Qwoyn Studios SLLC.docx.pdf
Document ID	94ab1213b731d3735ffdb5d601f73fcd5725ace5
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document history

SENT	**01 / 11 / 2024** 17:29:41 UTC	Sent for signature to Daniel Pittman (daniel.pittman@cosmic-horizon.com) from info@chainraise.io IP: 162.197.164.9
VIEWED	**01 / 11 / 2024** 17:36:24 UTC	Viewed by Daniel Pittman (daniel.pittman@cosmic-horizon.com) IP: 45.134.224.94
SIGNED	**01 / 11 / 2024** 17:36:46 UTC	Signed by Daniel Pittman (daniel.pittman@cosmic-horizon.com) IP: 45.134.224.94
COMPLETED	**01 / 11 / 2024** 17:36:46 UTC	The document has been completed.